

AP
7/30



 
OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-~~39733~~
8-48942

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___06/01/12___ AND ENDING ___05/31/13___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Paychex Securities Corporation*

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 John Street
(No. and Street)

West Henrietta   *NY*   *14586*
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christine Wiley   *585-336-6545*
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

710 Bausch & Lomb Place, Rochester   *NY*   *14604-2704*
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OD
7/31/13

OATH OR AFFIRMATION

I, _Paul F. Davidson_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Paychex Securities Corporation , as
of _May 31_ , 20 _13_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Paul Davids
Signature

President
Title

Robin Zurugel
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STATEMENT OF FINANCIAL CONDITION

Paychex Securities Corporation
Year Ended May 31, 2013
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP



Paychex Securities Corporation

Statement of Financial Condition

Year Ended May 31, 2013

Contents

Facing Page and Oath or Affirmation



Ernst & Young LLP
710 Bausch & Lomb Place
Rochester, New York 14604

Tel: 585 987 4600
Fax: 585 987 4675
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Paychex Securities Corporation

We have audited the accompanying statement of financial condition of Paychex Securities Corporation (the Company) as of May 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A member firm of Ernst & Young Global Limited



ERNST & YOUNG

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Paychex Securities Corporation at May 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

July 19, 2013

1307-1105145


Paychex Securities Corporation

Statement of Financial Condition
(In Thousands, Except Share Amounts)

May 31, 2013


Assets	
Cash	$ 26,490
Cash segregated under Federal and other regulations	50
Service fee receivable	7,330
Total assets	$ 33,870
Liabilities and stockholder's equity	
Liabilities	
Fees payable to Parent	$ 232
Accrued income taxes payable to Parent	12,727
Total liabilities	12,959
Stockholder's equity	
Common stock, no par value – authorized 200 shares; 10 shares issued and outstanding at May 31, 2013	–
Additional paid-in capital	120
Retained earnings	20,791
Total stockholder's equity	20,911
Total liabilities and stockholder's equity	$ 33,870

See accompanying notes.

Paychex Securities Corporation

Notes to Statement of Financial Condition

May 31, 2013

Note A. Description of Business and Significant Accounting Policies

Paychex Securities Corporation (the "Company") is a wholly owned subsidiary of Paychex, Inc. (the "Parent"). The Company was incorporated in the state of New York on July 17, 1995. The Company has been approved by the Securities and Exchange Commission ("SEC") to transact business as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 in conjunction with the 401(k) plan administration activities of the Parent. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company processes transactions with investment partners for the sole benefit of the Parent and calculates a dividend to be paid to the Parent on quarterly basis. Subsequent to May 31, 2013, the Company declared a $6,263,000 dividend to its Parent.

Basis of Presentation

The Statement of Financial Condition has been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP"). The Company has evaluated subsequent events for potential recognition and/or disclosure through the date of issuance of this Statement of Financial Condition.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and service fee receivable. All of the Company's deposited cash is maintained at a large, credit-worthy financial institution. The deposits exceed the amount of any insurance provided. Management regularly reviews the cash balance and believes that there is limited risk of loss in the foreseeable future. The service fee receivable consists of amounts due from several credit-worthy investment partners with a past history of collectability.

The Company currently transacts business with several different investment partners. Three of these entities each individually account for over 10% of revenue in the current period. In total, these three entities comprise 74% of the Company's service fee revenue. This risk is mitigated as management believes that numerous other entities exist that could assume the level of business required should one of these investment partners no longer transact with the Company.

Paychex Securities Corporation

Notes to Statement of Financial Condition (continued)

Note A. Description of Business and Significant Accounting Policies (continued)

Fair Value

The carrying value recorded in the Statement of Financial Condition for cash and service fee receivable approximates fair value because of the short maturities or payment terms of these instruments.

Income Taxes

The Company files a consolidated federal return with its Parent and a combined return for state purposes. The Company's allocated share of tax expense of the consolidated group is determined based on the Company's proportionate share of taxable income.

The Company's policy is to recognize interest and penalties accrued on tax positions as a component of income taxes expense. The Company has concluded all U.S. federal income tax matters through the Parent's fiscal year ended May 31, 2010, with the fiscal years ended May 31, 2011 through 2013 still subject to audit. With limited exceptions, state income tax audits by taxing authorities are closed through the Parent's fiscal year ended May 31, 2009, primarily due to expiration of the statute of limitations. The Company has no unrecognized tax benefits existing as of May 31, 2013.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual amounts and results could differ from these estimates. Management makes estimates regarding valuations of accrued service fee receivables and income taxes payable that affect the reported amounts and disclosure in the Company's Statement of Financial Condition.

Note A. Description of Business and Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board ("FASB") (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the SEC did not, or are not, expected to have a material effect on the Company's financial position.

Note B. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). This rule requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At May 31, 2013, the Company had net capital of $13,581,000, which was $12,717,000 in excess of its required capital.

The Company is also subject to the SEC Customer Protection Rule ("Rule 15c3-3"). This rule requires that the Company hold customer securities in a good control location; determine the quantity of fully paid for securities in its possession or control and those not in its possession or control; and that the Company segregates cash, for excess of customers' total credits over total debits at all times in a special reserve bank account for the exclusive benefit of customers ("Reserve Account") separate from any other bank account of the Company. This Reserve Account must contain an amount not less than the amount computed as required by the rule. At May 31, 2013 the required amount to be on deposit in the Reserve Account was $834. At May 31, 2013 the Company's Reserve Account balance was $50,000, which was in excess of reserve required.

Note C. Related-Party Transactions

The Company has an expense-sharing agreement with the Parent whereby all expenses of the Company, except FINRA fees and license expenses and income tax expense, are incurred by the Parent on the Company's behalf. The Parent does not intend to reapportion any of these expenses back to the Company. As a result, these expenses are not reflected in the Company's Statement of Financial Condition for fiscal 2013. Under this expense-sharing agreement, for fiscal 2013, the management fee expenses included various expenses related to payroll, payroll taxes, fringe benefits, facilities, and other operating and administrative expenses, were incurred by the Parent on the Company's behalf.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance,
tax, transaction and advisory services.
Worldwide, our 152,000 people are united by
our shared values and an unwavering commitment to
quality. We make a difference by helping our people, our
clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.

Ernst & Young refers to the global organization
of member firms of Ernst & Young Global Limited,
each of which is a separate legal entity.
Ernst & Young Global Limited, a UK company
limited by guarantee, does not provide services
to clients. This Report has been prepared by
Ernst & Young LLP, a client serving member firm
located in the United States.

